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                             April 29, 2021

       Mostafa Ronaghi
       Chief Executive Officer
       Dynamics Special Purpose Corp.
       2875 El Camino Real
       Redwood City, CA 94061

                                                        Re: Dynamics Special
Purpose Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 2,
2021
                                                            CIK No. 0001854270

       Dear Dr. Ronaghi:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 2, 2021

       Principal stockholders, page 143

   1. Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive power with
respect to the shares held by Dynamics Sponsor LLC.
 Mostafa Ronaghi
FirstName   LastNameMostafa  Ronaghi
Dynamics Special   Purpose Corp.
Comapany
April       NameDynamics Special Purpose Corp.
       29, 2021
April 229, 2021 Page 2
Page
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Oliver Smith